Exhibit (e)(5)

March 1, 2017

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

Attn: Suresh Vasudevan, CEO

PRIVATE AND CONFIDENTIAL - SENT BY EMAIL

Dear Suresh,

We refer to the letter of intent (“LOI”) dated February 4, 2017 executed between Hewlett Packard Enterprise Company and Nimble Storage, Inc. Given the mutual intent of HPE and Nimble Storage to extend the Exclusivity Period agreed in the LOI, please sign below to acknowledge your agreement that in clause 6 of the LOI, the first sentence of the third paragraph is hereby deleted in its entirety and replaced with the following:

“The term “Exclusivity Period” shall mean the period beginning on the date of our receipt of the Company’s countersigned part to this Letter and ending at 1:00 p.m., Pacific time, on March 7, 2017 (the “Exclusivity Period”), provided that the Company may terminate the exclusivity provisions set forth in this Section 6 in the event HPE notifies it, in writing, through an authorized representative, that HPE does not intend on completing the Transaction on economic terms substantially similar to those set forth in this Proposal (including at a price per share at least equal to the Proposed Purchase Price set forth herein).”

Other than as set forth above, the LOI is unchanged and continues to apply under its terms as agreed between the parties on February 4.

We look forward to continuing our work together to announce and complete the Transaction as soon as possible.

Yours sincerely,

/s/ Vishal Lalit Bhagwati 3/3/2017
Vishal Lalit Bhagwati Date

For and on behalf of Hewlett Packard Enterprise Company

Acknowledged and accepted:

/s/ Suresh Vasudevan 3/3/2017
Suresh Vasudevan Date

For and on behalf of Nimble Storage, Inc.